Exhibit 99.1

Lion Announces Unaudited First Half 2023 Financial Results

Hong Kong, December 6, 2023 /PRNewswire/ -- Lion Group Holding Ltd. (“Lion” or “the Company”) (NASDAQ: LGHL), operator of an all-in-one trading platform that offers a wide spectrum of products and services, today announced its unaudited financial results for the six months ended June 30, 2023.

Mr. Chunning (Wilson) Wang, CEO of Lion, commented, “We are pleased to report a great improvement in our overall business during the first half of 2023, with a strong rebound in the first half growing over pre-Covid revenue levels. Total revenue for the first half of 2023 was US$13.3 million, a record high for the Company. This growth was mainly driven by trading gains from contract for difference (“CFD”) and total return swap (“TRS”) trading activities.”

“The strong results in the first half demonstrate our resilience and the tangible outcomes of our continued focus on CFD and TRS trading. Although our business has been sensitive to the macro environment, we are proud of our team’s adaptability and have gleaned data to improve our risk management. Throughout the Covid period, we have been continuously updating our risk management system with a better understanding of the market and our customer behaviors by calibrating and fine-tuning trading variables so as to predict future risk exposures more accurately,” he continued.

“China’s economic recovery in the first quarter of 2023 has contributed to our strong first half performance. Meanwhile, as we see that economic growth begin to dampen as markets express caution for the coming year, we remain diligent in executing our operations and marketing our business to new and existing customers. We were pleased to see the overall performance of our CFD business improve with increased trading volumes, as well as an increasing number of TRS customers. Looking forward into the second half, we continue our efforts to increase trading volume and new customer wins, and anticipate that over the counter call options will be another segment for accretive earnings growth for Lion in the second half of 2023.”

FINANCIAL RESULTS

For the Six Months Ended June 30, 2023

Revenues

Total revenue for the six months ended June 30, 2023 was US$13.3 million, compared to total revenues (losses) of US$(4.3) million for the six months ended June 30, 2022. Total number of revenue-generating customer accounts decreased to 2,982 as of June 30, 2023, from 4,526 as of December 31, 2022 due to the decline in Lion’s policy renewal clients in insurance business and CFD trading customers.

●	CFD Trading Services Income (Losses). Income generated from CFD trading services increased by US$16.1 million from a loss of US$(6.9) million for the six months ended June 30, 2022 to an income of US$9.1 million for the six months ended June 30, 2023, primarily attributable to an increase of US$15.7 million in trading gains and an increase of US$0.3 million in commission income. CFD trading gains increased to US$8.1 million for the six months ended June 30, 2023 from trading losses of US$(7.6) million for the prior year period. This is mainly attributable to a reduction in market volatility in the first half of 2023 compared to the first half of 2022 when global financial markets experienced high fluctuation and volatility in reaction to a series of unpredictable events, including the Russia and Ukraine conflict, surging inflation, etc. In addition, the enhancement of our risk management practice through the continued optimization of risk modelling and methods also contributed to the increase in CFD trading gains. Total revenue-generating CFD trading client accounts decreased to 1,935 as of June 30, 2023, from 2,818 as of December 31, 2022, primarily as a result of the closeout of inactive customer accounts in the past year. CFD trading volume increased to 335,173 lots for the six months ended June 30, 2023, from 110,526 lots for the six months ended June 30, 2022.

●	TRS Trading Services Income (Losses). Revenues generated from TRS trading services increased by US$2.7 million from a loss of US$(0.8) million for the six months ended June 30, 2022 to an income of US$1.9 million for the six months ended June 30, 2023, due to the trading gains from proprietary TRS trading activities, which increased by US$3.3 million from a loss of US$(3.0) million to an income of US$0.3 million, partially offset by a decrease of US$0.6 million in interest income earned on loans provided to TRS trading customers. The increase in the gains derived from our proprietary TRS trading activities was primarily attributable to the decrease in the volatility of Chinese stock markets in the first half of 2023 compared to the first half of 2022, as well as the improvement of our risk management practice. Interest income decreased from US$1.8 million to US$1.2 million year-over-year, primarily attributable to the decrease in the loans provided to TRS customers as the customers are concerned about sustainability of economic recovery after China’s reopening as well as heightened geopolitical tensions. Total revenue-generating TRS trading client accounts increased to 276 accounts as of June 30, 2023, from 226 accounts as of December 31, 2022. TRS trading volume was US$363 million and US$293 million for the six months ended June 30, 2023 and 2022, respectively.

●	Futures and Securities Brokerage Services. Revenues from futures and securities brokerage services decreased from US$2.0 million for the six months ended June 30, 2022 to US$1.6 million for the six months ended June 30, 2023 as a result of the 32% year-over-year decline in trading volume amid macro uncertainty. Futures brokerage trading volume decreased to 541,537 lots from 795,559 lots.

●	Others. Other income decreased by US$0.7 million from US$1.4 million for the six months ended June 30, 2022, to US$0.7 million for the six months ended June 30, 2023. The decrease in other income was primarily attributable to a decrease of US$1.6 million in trading gains from OTC call options, a decrease of US$0.4 million in sale of MetaWords NFTs, partially offset by an increase of US$0.6 million in insurance brokerage commission income and an increase of US$0.7 million in trading gains from exchange-traded stock.

	Six months ended June 30,
	2023		2022
	US$	%	US$	%
	(Unaudited)		(Unaudited)
Revenues
CFD trading services income (losses)	9,148,435	68.7	(6,911,887)	158.9
TRS trading services income (losses)	1,873,275	14.0	(798,522)	18.3
Futures and securities brokerage services	1,593,687	11.9	1,979,384	(45.5)
Others	695,600	5.4	1,381,294	(31.7)
Total	13,310,997	100.0	(4,349,731)	100.0

Expenses

Total expenses were US$12.7 million for the six months ended June 30, 2023, representing a decrease of 29.8% from US$18.0 million in the first half of 2022, primarily due to the decrease in research and development expenses and impairment of mining equipment.

●	Commission and fees expenses increased by 11.9% to US$2.4 million from US$2.1 million in the prior year period, primarily due to an increase of US$0.7 million in commission expenses from insurance brokerage services, partially offset by a decrease of US$0.5 million in commission expenses from futures brokerage services.

●	Compensation expenses decreased by 10.9% to US$1.7 million from US$1.9 million in the prior year period, primarily due to key management taking pay reductions starting from the middle of the first quarter.
●	Occupancy expenses was US$0.4 million, remaining comparable to the prior year period.
●	Communication and technology expenses was US$1.7 million, remaining comparable to the prior year period.
●	General and administrative expenses decreased by 11.7% to US$0.6 million from US$0.7 million in the prior year period, primarily resulting from the internal cost control measures.
●	Professional fees slightly decreased to US$1.2 million from US$1.3 million in the prior year period.
●	Research and development expenses were nil for the six months ended June 30, 2023, compare with US$4.1 million incurred in connection with developing and enhancing the Company’s Metaverse project in the prior year period.
●	Service fees were US$1.1 million, remaining comparable to the prior year period.
●	Interest expenses increased by 56.4% to US$1.6 million from US$1.0 million in the prior year period, mainly attributable to an increase of US$0.4 million in the interest we paid for loans borrowed from our TRS trading business partners, as well as an increase of US$0.2 million in the interest and the amortization of debt discounts from convertible debentures.
●	Depreciation expenses decreased to US$0.9 million from US$1.2 million in the prior year period, mainly attributable to the full impairment of mining equipment in the second quarter of 2022.
●	Marketing expenses slightly increased to US$1.5 million from US$1.4 million in the prior year period.

Net income (loss)

As a result of the above, net income was US$0.6 million in the first half of 2023, compared to net loss of US$(22.4) million in the prior year period. Diluted net loss attributable to LGHL ordinary shareholders per ADS was US$(1.92) in the first half of 2023, compared to US$(25.78) in the first half of 2022. Each ADS represents fifty Class A ordinary shares1.

¹	The Company implemented an ADS ratio change on July 13, 2023, from one (1) ADS representing one (1) ordinary share to one (1) ADS representing fifty (50) ordinary shares. The ADS ratio change has no impact on LGHL’s underlying ordinary shares. Loss per ADS for the six-month ended June 30, 2023 and 2022 had been retrospectively adjusted accordingly.

Non-GAAP financial results

Non-GAAP net income, which excludes change in fair value of warrant liabilities, stock-based compensation expenses and amortization of debt discounts, depreciation expenses and impairment of fixed assets was US$2.1 million in the first half of 2023, compared to non-GAAP net loss of US$(19.5) million in the first half of 2022. Non-GAAP diluted net income per ADS was US$1.42, compared to non-GAAP diluted net loss per ADS of US$(24.16) in the first half of 2022.

Non-GAAP Financial Measures

This press release includes reconciliations of the most comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) to non-GAAP financial measures. The Company’s calculation of Non-GAAP income (loss) (net income or loss before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets) and Non-GAAP EPS differs from EPS based on net income (loss) because it does not include change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets, which are non-cash charges. The Company believes that these measures help the management identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in net income (loss). The Company believes that these measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater comparability with respect to key metrics used by its management in its financial and operational decision-making.

For more information on the non-GAAP financial measures, please see the table, titled “Unaudited Reconciliations of Non-GAAP and GAAP Financial Results,” set forth at the end of this press release.

About Lion

Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in-one, state-of-the-art trading platform that offers a wide spectrum of products and services, including (i) total return service (TRS) trading, (ii) contract-for-difference (CFD) trading, (iii) insurance brokerage, and (iv) futures and securities brokerage. In addition, Lion owns a professional and experienced SPAC sponsorship team to become a leader in the SPAC arena, helping guide private companies through their listing journey while creating value for Lion itself. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Lion’s goals and strategies; our ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; Lion’s future business development, financial condition and results of operations; expected changes in Lion’s revenues, costs or expenditures; the impact of the COVID-19 pandemic; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact our expectations and projections can be found in Lion’s periodic filings with the SEC, including Lion’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022. Lion’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts

Lion Group Holding
Tel: +852 2820 9011
Email: ir@liongrouphl.com

ICR, LLC
William Zima
Tel: +1 203 682 8233
Email: ir@liongrouphl.com

LION GROUP HOLDING LTD

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(LOSS)

(in dollar amount)

	Six Months Ended June 30,
	2023	2022

Revenues
Insurance brokerage commissions	$979,236	$340,218
Securities brokerage commissions and fees	1,688,618	2,130,975
Market making commissions and fees	1,020,189	677,338
Interest income	1,423,928	1,894,170
Trading gains (loss)	7,818,819	(10,175,033)
Other income	380,207	782,601
	13,310,997	(4,349,731)

Expenses and others (iii)
Commissions and fees	2,366,802	2,116,021
Compensation and benefits	1,714,336	1,923,259
Occupancy	391,251	372,628
Communication and technology	1,719,924	1,661,310
General and administrative	601,780	681,860
Professional fees	1,233,666	1,272,096
Research and development	-	4,160,033
Services fees	1,119,581	1,070,887
Interest	1,598,478	1,021,773
Depreciation and amortization	874,858	1,198,122
Marketing	1,502,421	1,370,893
Impairment of fixed assets	-	1,691,079
Impairment of cryptocurrencies	-	293,619
Change in fair value of warrant liabilities	(453,761)	(759,375)
Other operating (income) expenses	985	(25,689)
	12,670,321	18,048,516

Income (loss) before income taxes	640,676	(22,398,247)

Income tax expense	(1,058)	(3,071)

Net Income (loss)	$639,618	$(22,401,318)

Net loss attributable to non-controlling interests	(53,715)	(2,124,600)

Net Income (loss) gain attributable to LGHL	$693,333	$(20,276,718)

Deemed dividend on the effect of the warrant modification	(3,086,000)	-
Dividends and deemed dividends on preferred shares	-	(546,141)

Net loss attributable to LGHL ordinary shareholders	$(2,392,667)	$(20,822,859)

Loss per share for both Class A and Class B
- basic and diluted	$(0.04)	$(0.52)

Loss per ADS
- basic and diluted (ii)	$(1.92)	$(25.78)

Weighted average Class A ordinary shares outstanding
- basic and diluted	56,479,793	35,295,167

Weighted average Class B ordinary shares outstanding
- basic and diluted	5,975,615	5,088,873

(ii) On July 3, 2023, LGHL announced that it plans to change its American depositary share (“ADS”) to ordinary share (“Share”) ratio from one (1) ADS representing one (1) Share to one (1) ADS representing fifty (50) Shares. The change in the ADS ratio was effective on July 13, 2023. For LGHL’s ADS holders, the change in the ADS ratio had the same effect as a one-for-fifty reverse ADS split. The ADS ratio change has no impact on LGHL’s underlying Shares. Loss per ADS for the six month ended June 30, 2023 and 2022 had been retrospectively adjusted accordingly.

(iii) Certain prior periods amounts have been reclassified to be comparable to the current period presentation. The reclassification has no effect on previously reported net assets or net income (loss).

LION GROUP HOLDING LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in dollar amount)

	June 30, 2023	December 31, 2022
Assets
Current Assets
Cash and cash equivalents	$15,763,073	$11,159,610
Restricted cash-bank balances held on behalf of customers	1,626,680	3,242,989
Securities owned, at fair value	16,835,069	11,104,047
Receivables from broker-dealers and clearing organizations	33,301,424	33,342,254
Short-term loans receivable	-	7,126,021
Other receivables	50,670	534,437
Prepaids, deposits and other	2,197,921	2,534,684
Total current assets	69,774,837	69,044,042

Long term investment	1,378,968	1,436,142
Fixed assets, net	12,952,716	13,786,344
Right-of-use assets	872,344	1,160,563
Other assets	8,646,071	1,207,293
Total Assets	$93,624,936	$86,634,384

Liabilities and Stockholders’ Equity

Liabilities
Current Liabilities
Payables to customers	$24,955,725	$23,829,192
Payables to broker-dealers and clearing organizations	32,151,798	24,963,524
Accrued expenses and other payables	1,867,779	1,923,305
Derivative liabilities, at fair value	134,337	-
Embedded derivative liabilities	1,257,795	2,292,056
Short-term borrowings	109,376	110,000
Lease liability - current	606,430	601,531
Due to director	115,305	146,671
Total current liabilities	61,198,545	53,866,279

Lease liability - noncurrent	309,155	618,705
Convertible debentures	2,433,892	4,061,735
Warrant liabilities	202,500	675,000
Total Liabilities	64,144,092	59,221,719

Commitments and Contingencies

Stockholders’ Equity
Preferred shares, $0.0001 par value, 2,500,000,000 shares authorized Series A Convertible Preferred Shares - 345,000 shares authorized, stated value of $1,000 per share, nil shares issued and outstanding each at June 30, 2023 and December 31, 2022 (i)	-	-
Class A ordinary shares, $0.0001 par value, 40,000,000,000 shares authorized, 77,850,203 and 48,761,596 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively (i)	7,785	4,876
Class B ordinary shares, $0.0001 par value, 7,500,000,000 shares authorized, 9,843,096 shares issued and outstanding each at June 30, 2023 and December 31, 2022 (i)	984	984
Additional paid in capital	66,721,830	63,660,939
Accumulated deficit	(33,799,528)	(34,492,863)
Accumulated other comprehensive losses	(224,677)	(303,213)
Total LGHL shareholders’ equity	32,706,394	28,870,723
Non-controlling interest	(3,225,550)	(1,458,058)
Total shareholders’ equity	29,480,844	27,412,665
Total Liabilities, Mezzanine Equity and Shareholders’ Equity	$93,624,936	$86,634,384

(i) The numbers of authorized shares have been retrospectively restated to reflect the increase approved by the Company’s 2023 Annual Meeting of Shareholders on October 6, 2023.

LION GROUP HOLDING LTD

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP FINANCIAL RESULTS

(in dollar amount)

	Six months ended June 30,
	2023	2022
	US$	US$

Net income (loss) attributable to LGHL	693,333	(22,401,318)
Stock-based compensation	650,275	650,275
Amortization of debt discounts	382,957	105,000
Depreciation expenses	874,858	1,198,122
Impairment of fixed assets	-	1,691,079
Change in fair value of warrant liabilities	(453,761)	(759,375)
Non-GAAP income (loss) attributable to LGHL before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets	2,147,662	(19,516,217)

Non-GAAP income (loss) per share for both Class A and Class B
- basic	0.03	(0.48)
- diluted	0.03	(0.48)

Non-GAAP income (loss) per ADS
- basic	1.72	(24.16)
- diluted	1.42	(24.16)

Weighted average Class A ordinary shares outstanding
- basic	56,479,793	35,295,167
- diluted	69,820,068	35,295,167

Weighted average Class B ordinary shares outstanding
- basic	5,975,615	5,088,873
- diluted	5,975,615	5,088,873

	Six months ended June 30,
	2023		2022
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings (Loss) attributable to LGHL per share for both Class A and Class B	0.01	0.01	(0.55)	(0.55)
Stock-based compensation	0.01	0.01	0.02	0.02
Amortization of debt discounts	0.01	0.01	0.00	0.00
Depreciation expenses	0.01	0.01	0.03	0.03
Impairment of fixed assets	-	-	0.04	0.04
Change in fair value of warrant liabilities	(0.01)	(0.01)	(0.02)	(0.02)
Non-GAAP earnings (losses) per share for both Class A and Class B (before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts, depreciation expenses and impairment of fixed assets)	0.03	0.03	(0.48)	(0.48)